UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on payment of remuneration to shareholders

—

Rio de Janeiro, May 20, 2024 - Petróleo Brasileiro S.A. – Petrobras, following up on the Material Facts/Communications published on 03/07/2024, 04/25/2024, 05/02/2024 and 05/15/2024, informs that will pay today the first installment of dividends relating to the balance sheet of December 31, 2023.

The gross amount to be distributed today, in the form of dividends, is R$1.45670449 per ordinary and preferred share, of which R$0.57252844 refers to the application of the Shareholder Remuneration Policy formula and R$0.88417605 refers to extraordinary dividends.

CREDIT INSTRUCTIONS

The payment will be made by Banco Bradesco S.A. (Bradesco), institution depositary of book-entry shares. All shareholders, who have their registration duly updated, will have their rights automatically credited to their bank accounts today. More information can be obtained through any Bradesco branch or by calling 0800-7011616.

For shareholders with custody in B3, the payment will be done by deposit brokers.

For holders of American Depositary Receipts (ADRs) negotiated on the New York Stock Exchange (NYSE), the payment will be made as of 05/28/2024 by JP Morgan Chase, depositary bank of ADRs. Information and clarifications may be obtained at www.adr.com .

Dividends not claimed within 3 (three) years from the date of payment (05/20/2024) will lapse and revert to the company (Law 6404/76, article 287, item II, item a).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer